July 14, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:        Hallmark Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-11252

Dear Mr. Rosenberg:

On behalf of Hallmark Financial Services, Inc. (the "Company"), set  forth below are responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filing set forth in your letter dated June 16, 2010. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

Business
Analysis of Loss and LAE Reserve development, page 14

1.	Please revise to reconcile net reserve and net re-estimated reserve to gross reserve and gross re-estimated reserve for each of the 10 years presented.

RESPONSE

The Company will provide the requested information commencing with its Form 10-K for the year ending December 31, 2010.  The Company will present the 10-year reconciliation consistent with the format as provided for 2009 and 2008 in the Analysis of Loss and LAE Development table on page 15 of our Form 10-K for the fiscal year ended December 31, 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates and Judgments
Reserves for unpaid losses and LAE, page 27

2.	Since you derive a material portion of your earned premiums from assumed reinsurance please disclose the following related to your assumed business:

●	Whether the policies are assumed on a prospective or retrospective basis and describe how your liabilities are determined;
●
The dollar amount of reserves recorded based on information received from the cedants and the nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

●	The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how and to what extent this time lag effects your loss reserve estimate;
●
The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

●	What process management performs to determine the accuracy and completeness of the information received from the cedants;
●	How management resolves disputes with cedants and how often disputes occur;
●
How management uses the information received from the cedants in its determination of its assumed loss reserves, and whether reinsurance intermediaries are used to transact and service reinsurance policies and how that impacts your loss reserving methodology, and

●	Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

RESPONSE

All of the Company’s assumed premium is from unaffiliated third party insurance carriers who front for us in states where we are not licensed to write the business directly.  Therefore, all of our assumed policies are underwritten and produced by our own business units on a prospective basis and there is no reliance on information from cedants.  In addition, with the minor exception discussed below, our own business units handle the claims processing on all assumed policies without reliance on information from cedants.  Since we manage substantially all policy information and claims processing on our own systems, we have no material time lags, backlogs, errors or disputes attributable to the receipt of information from cedants.

Claims are managed by a third party carrier for policies produced by our Heath XS Operating Unit (now known as Excess & Umbrella business unit) during a short transitional period from November 2008 through June 2009.  On these policies, our Excess & Umbrella business unit is notified of a potential claim by our wholesale broker and we notify the third party carrier of the claim.  The third party carrier then opens a claim file and submits a monthly loss report to us detailing the development of the claim.  As of December 31, 2009, the loss and LAE reserves attributable to claims managed by the third party carrier were only 1.4% of our consolidated loss and LAE reserves.  We expect the percentage of these reserves to our consolidated reserves to decline in the future as the claims managed by the third party carrier run off.

Since the Company is not materially dependent on information from cedants in managing assumed business or determining loss reserves, we do not believe that additional disclosure is required in response to this comment.

Results of Operations, page 29

3.
Assumed earned premiums were 33%, 38%, and 38% of net earned premiums in 2009, 2008, and 2007.  To the extent, that reinsurance premiums are estimated, please revise your disclosures to provide the following information:

●	The key assumptions used to arrive at your best estimate of the assumed premium estimate; and,
●	The effect on your results of operations for each period presented resulting from recording changes in your estimated premiums.

RESPONSE

The Company does not estimate reinsurance premiums.  All of our assumed policies are underwritten and produced by our own business units and the assumed premiums are based on information produced by our own systems.  Therefore, we do not believe that additional disclosure is required in response to this comment.

Consolidated Financial Statements
3.  Fair Value, page F-25

4.	Please revise your disclosure to include the following information as they relate to your Level 2 valuations:

●	The source(s) of the quoted prices;
●	If the source of the quoted prices is a third party, whether the quotes are binding;
●	The number of quotes you obtain;
●	If you obtain multiple varying quotes, how you determine the fair value to be recorded;

●	Whether and if so, how much, you adjust the quoted price;
●	Description of the pricing model and the inputs you use in fair valuing the investments in the event that the quotes are not available;
●	Quantify the inputs used to determine the fair value of each class of assets and liabilities; and,
●	Quantify the fair value of Level 2 instruments that were based on third party quotes versus a pricing model.

RESPONSE

The Company uses a third party pricing service to determine its Level 2 fair values in accordance with ASC 820.  As of December 31, 2009, each of the fair values of securities disclosed in Level 2 are estimated based on the pricing service without adjustment.  Commencing with its Form 10-Q for the quarter ended June 30, 2010, the Company will include disclosure similar to the following in its “Fair Value” footnote:

“Level 2 investment securities include corporate bonds, municipal bonds and U.S. Treasury securities for which quoted prices are not available on active exchanges for identical instruments.  We use a third party pricing service to determine fair values for each Level 2 investment security in all asset classes.  Since quoted prices in active markets for identical assets are not available, these prices are determined by the pricing service using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics, among other things. We have reviewed the processes used by the pricing service and have determined that they result in fair values consistent with the requirements of  ASC 820 for Level 2 investment securities.”

6. Reinsurance, page F-30

5.	Please disclose the following for your fronting arrangements:
●	The business purpose of the fronting arrangements;
●	The amount of business assumed under fronting arrangements versus other assumed business arrangements over the last three years;
●
The material terms of your fronting arrangements, including the states that you underwrite business through a fronting company, the insurance products underwritten via a fronting company, the fee structure of the fronting arrangement, collateral posting requirements and the circumstances under which the fronting company could require that you post additional collateral.  Similarly, to the extent your other assumed business arrangements are material, disclose the significant terms of the significant reinsurance policies.

RESPONSE

All of the Company’s assumed premium is from fronting arrangements pursuant to which third party insurance carriers issue policies that are underwritten and produced by our own business units solely in states where our insurance company subsidiaries are not licensed.  These fronting arrangements are discussed in connection with the description of our various business units at pages 6-9 of our Form 10-K for the fiscal year ended December 31, 2009.  The description of reinsurance at pages 15-18 and in footnote 6 to the financial statements pertains to the mitigation of policy risks undertaken by the Company without regard to whether the policies have been directly written by our own insurance company subsidiaries or have been written through a fronting arrangement with a third party insurance carrier.  A discussion of the fronting arrangements is not relevant to the description of reinsurance and would confuse rather than clarify the existing disclosure.  Therefore, we do not believe that additional disclosure is required in response to this comment.

In connection with our response to the Staff's comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds sufficiently to the Staff's comments.  If you have any questions concerning the Company's responses, please do not hesitate to contact the undersigned at 817-348-1600.

Very truly yours,

/s/ Jeffrey R. Passmore
Jeffrey R. Passmore
Senior Vice President and Chief Accounting Officer

cc:  Mark J. Morrison, Chief Executive Officer

Cecil R. Wise, General Counsel
Steven D. Davidson, Esq.
Justin Grace, CPA
Keith Schwarz, CPA